SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon  |  6 June 2011

Management transactions

Portugal Telecom, SGPS S.A. (“PT”) hereby informs that it was notified by RS Holding, SGPS, S.A. (“RS Holding”), acting as an entity closely related to PT’s non-executive directors Nuno Rocha dos Santos de Almeida e Vasconcellos and Rafael Luís Mora Funes, who simultaneously are directors of RS Holding, of the following transactions on PT shares and related financial instruments, carried out on 27 May 2011, by the companies Ongoing - Strategy Investments, SGPS, S.A. (“OSI”), Insight Strategic Investments, SGPS, S.A. (“Insight”) and Nivalis Holding BV (“Nivalis”), all directly or indirectly controlled by RS Holding:

Entity	Nature	Location	Price (Euro)	Number of PT ordinary shares
OSI/Nivalis	Contribution in kind in Nivalis’s share capital increase	OTC	Not applicable	22,600,000
Insight/Nivalis	Contribution in kind in Nivalis’s share capital increase	OTC	Not applicable	37,804,969
Nivalis	Purchase	OTC	257,990,160	29,695,000
Nivalis	Equity swap with cash settlement	OTC	Not applicable	29,695,000

PT was further informed that, as a result of the aforementioned transactions, the voting rights pertaining to 90,111,159 PT ordinary shares, corresponding to 10.05% of its share capital, are attributable to RS Holding.

This announcement is pursuant to the terms of article 248-B of the Portuguese Securities Code and of article 14 of the CMVM Regulation no. 5/2008 and follows a communication received from RS Holding, a company with registered office at Rua Victor Cordon, 19, Lisbon, with a share capital of Euro 50,009,980, registered with the Commercial Registry Office of Lisbon under the sole registration and taxpayer number 509 409 253.

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2011

PORTUGAL TELECOM, SGPS, S.A.

	By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.